 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2014

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On April 2, 2014 the Company published in the German -Bundesanzeiger (Federal Gazette) the invitation and agenda for its 2014 Annual General Meeting (“AGM”) of Shareholders to be held May 15, 2014.

Also on April 2, 2014, the Company furnished under cover of a Report on Form 6-K (the “April 2 Form 6-K”) convenience translations of the invitation and agenda for the 2014 AGM and the convenience translations of two other reports referred to in the AGM invitation — the report of the Company’s Supervisory Board and the report of the Company’s General Partner pursuant to § 289 ss. 4 and § 315 ss. 4 of the German Commercial Code. The Company also furnished with the April 2 Form 6-K certain additional information (the “Supplemental Information”) that the Company has agreed to make available to its American Depositary Receipt (“ADR”) holders pursuant to the Pooling Agreement among the Company, the Company’s General Partner, Fresenius SE & Co. KGaA, and the Company’s independent directors designated in the Pooling Agreement. For a description of the contents of the Supplemental Information, see the April 2 Form 6-K. Copies of the invitation and agenda for the AGM, the respective additional reports of the Company’s Supervisory Board and of the Company’s General Partner pursuant to the German Commercial Code, and the Supplemental Information, have also been posted on the Company’s web site, www.fmc-ag.com.

On or about April 14, 2014 the Depositary for the ADRs will distribute to ADR holders (a) the AGM invitation and agenda, (b) a voting instruction card for ADR holders and (c) the Report of the Company’s Supervisory Board. The Company is now furnishing a copy of the voting instruction card with this Report on Form 6-K. The Company has also furnished the Supplemental Information to the ADR Depositary, which will provide copies of the Supplemental Information to ADR holders without charge upon request made to the Depositary.

The Company’s Annual Report on Form 20-F and the Company’s 2013 Annual Report have each been posted on the Company’s web site.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1                              Voting Instruction Card for holders of ADRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 14, 2014

FRESENIUS MEDICAL CARE AG & Co. KGaA, a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

	By:	/s/ RICE POWELL

		Name:	Rice Powell

		Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

	By:	/s/ MICHAEL BROSNAN

		Name:	Michael Brosnan

		Title:	Chief Financial Officer and Member of the Management Board of the General Partner